Exhibit 99.1

KBS Fashion Group Limited Announces Resignation of Independent Directors

SHISHI, China, 18 June, 2015 — KBS Fashion Group Limited (the "Company") today announced that Stanley Wong, its Chief Financial Officer, resigned as CFO and as a member of the Company’s Board of Directors effective March 15, 2015, citing differences with other senior management. The Company wishes Mr. Wong well and is actively engaged in a search for a replacement CFO. Mr Yan will be acting as interim CFO until the appointment of a new CFO. The Company also announced that Stylianos Stergios Sougioultzoglou, a representative of Aqua Investment Corporation, resigned from the Board effective May 11, 2015, and was replaced with Themis Kalapotharakos, effective as of June 15, 2015. Finally, the Company announced that three of its independent directors, Tristan Kuo, Meng (Max) Zhou and Chi Yee (Andrew) Gaw resigned from the Board of Directors of the Company and all committees thereof, effective May 11, 2015. The Company has commenced a search for candidates to replace the three resigning independent directors and add such directors to the Board as soon as practicable.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 114 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Forward-Looking Statements

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section in our other reports filed with the Securities and Exchange Commission ("SEC"). Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at http://www.sec.gov. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For more information, please contact:

Themis Kalapotharakos
KBS Fashion Group Limited
Tel: +306932284718